BIGSTRING CORPORATION
                               File No. 333-127923

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                           MEMORANDUM SUMMARIZING SEC
                                   COMMENTS ON
                               AMENDMENT NO. 2 TO
           BIGSTRING CORPORATION'S REGISTRATION STATEMENT ON FORM SB-2
                             Filed December 8, 2005
                              AND RESPONSES THERETO

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      Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

General

1.    Comment: Please provide us with an analysis of whether the resale of
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      securities underlying the warrants issued to Shefts Associates, Inc. is an indirect primary offering. Your analysis should address the following points:

            o     how long Shefts Associates, Inc. has held the securities;
            o the circumstances under which Shefts Associates, Inc. received the securities;
            o     Shefts Associates, Inc.'s relationship to the issuer;
            o     the amount of securities involved;
            o whether Shefts Associates, Inc. is in the business of underwriting securities; and
            o whether under all the circumstances it appears that Shefts Associates, Inc. is acting as a conduit for the issuer.

      Assuming the resale of securities by Shefts Associates, Inc. is not an indirect primary offering, you must clearly state in your prospectus that:

            o Shefts Associates, Inc. purchased in the ordinary course of business; and
            o at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Response: Based on the information provided below, we do not believe that
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      the resale of the shares of common stock underlying the warrants granted to Shefts Associates, Inc. ("Shefts Associates") pursuant to the prospectus constitutes an indirect primary offering of common stock by BigString.

      By way of background, on September 23, 2005, BigString granted to Shefts Associates two warrants to purchase shares of BigString common stock. 1,246,707 shares of BigString common stock may be purchased under one warrant at a per share exercise price of $0.16 and 1,196,838 shares of common stock may be purchased under the second warrant at a per share exercise price of $0.20. The warrants were fully vested and immediately exercisable upon grant. Moreover, each of the warrants will expire on September 23, 2010.

      Shefts Associates is a consulting firm which specializes in management and technology consulting. The warrants were granted to Shefts Associates by BigString as part of the consideration to be paid to Shefts Associates for the provision of technology and other consulting services to BigString pursuant to the Business Consultant Services Agreement by and between BigString and Shefts Associates. The primary reason BigString engaged Shefts Associates as a consultant is to benefit from the experience and expertise of the Shefts Associates' staff in connection with the technology and corporate management of BigString. The ultimate goal of the relationship between the companies is to grow and develop BigString and its business. Other than registration rights provided to Shefts Associates in the Business Consultant Services Agreement, BigString has no agreement or understanding with Shefts Associates to purchase, sell or register any shares of BigString's common stock.

      Mark Shefts, the principal of Shefts Associates, is also a partner of the Shefts Family LP, a stockholder of BigString (owns 625,000 of the 52,770,125 shares of BigString common stock currently outstanding). Except for Mark Shefts' beneficial ownership of shares of BigString common stock, Shefts Associates has no relationship to BigString other than its role as a consultant.

      Shefts Associates is not in the business of underwriting securities and under all the circumstances it does not appear that Shefts Associates is acting as conduit for the issuer inasmuch as:

            o Shefts Associates' business is limited to providing consulting services;

            o Shefts Associates has been granted the warrants simply as consideration for services to be provided to BigString for purposes of technology and corporate management and business development;

            o There is no agreement or understanding with BigString to purchase or sell any shares of BigString common stock;

            o It is completely within the discretion of Shefts Associates whether to exercise the warrants and, upon any such exercise, whether the shares received by Shefts Associates are to be sold pursuant to the prospectus and, therefore, it is possible that the warrants may not be exercised during the offering period set forth in the prospectus or, if exercised, no shares may be sold pursuant to the prospectus; and

            o Given the lack of an established public market for BigString common stock, in the event Shefts Associates exercises the warrants and then decides to sell

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

                  the shares purchased, it will be difficult for Shefts Associates to divest itself of such a large amount of stock in the one year offering period.

      As noted above, inasmuch as we do not believe that the resale of BigString common stock is an indirect primary offering, we have revised section of the prospectus captioned "Selling Stockholders" to state the following:

      Shefts Associates, Inc. has represented to BigString that it received the warrants granted to it by BigString in the ordinary course of business. In addition, Shefts Associates, Inc. has represented to BigString that at the time the warrants were granted to it, Shefts Associates, Inc. did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares underlying the warrants. Further, Shefts Associates, Inc. has represented to BigString that upon its exercise of the warrants, Shefts Associates, Inc. will not have any agreement or understanding, directly or indirectly, with any person to distribute the shares issued to Shefts Associates, Inc. upon the exercise of the warrants.

Financial Statements for the years ended December 31, 2004 and 2003 and the nine
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months ended September 30, 2005, pages F-1 - F-37
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2.    Comment: We note your revisions to the 2004 balance sheet, and statements
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      of operations, stockholders' equity and cash flows. Please revise to label these statements as "restated" and include an explanatory footnote that describes the cause of each restatement. Refer to APB 20 and SFAS 154.

      Response: Where applicable, the financial statements of BigString included
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      in the prospectus have been labeled "restated" and an explanatory footnote has been included describing each restatement.

Note 1 - Description of Business and Summary of Significant Accounting Policies,
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pages F-12 - F-14
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Revenue Recognition, pages F-12 - F-13
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3.    Comment: We note your response to comment 14 and the fact that you have
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      restated your financial statements to recognize distributions to customers as a reduction of gross revenue. In light of this policy change, please explain why net sales increased in the revised statement of operations for the year ended December 31, 2004.

      Response: There were no distributions to customers as a reduction of gross
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      revenue during 2004. There was an increase in net sales due to an adjustment of deferred income.

Note 2 - Acquisition, pages F-15 - F-17
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4.    Comment: We note your response to comment 15 and that you refer to an
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      independent valuation firm to determine the fair value of the intangible assets acquired in the Email Emissary acquisition. When you refer to an independent valuation or appraisal disclose

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

      the name of expert and include the expert's consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference.

      Response: We have removed all references in the prospectus regarding the
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      use of an independent valuation firm to determine the fair value of the intangible assets acquired in the Email Emissary acquisition.

5.    Comment: Please tell us whether subsequent to the Email Emissary
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      acquisition, the intangible assets recorded have been evaluated for impairment in accordance with your policy disclosure on page F-14.

      Response: Management tested for impairment as of December 31, 2004 and
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      determined no impairment existed as of that date.

6.    Comment: Related to your pro forma disclosures, it does not appear that
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      you have reflected the impact of amortizing the acquired patent for each period. Please revise or advise us. In addition, please revise your filing to include the pro forma financial information required by Item 310(d) of Regulation S-B.

      Response: The pro forma disclosures have been revised to reflect the
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      impact of the amortization for the full year. Per Item 310(d) of
      Regulation S-B, sales, net loss and net loss per share - basic and diluted have been included.


Note 6 & Note 3 - Common Stock, pages F-20 & F-35 - F-36
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7.    Comment: We note your response to comment 17. We are still unclear why you
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      are valuing shares issued to non-employees using the fair market value of the services rendered as opposed to the fair value of the consideration issued. Please explain how the market value of the services received is more readily measurable or revise. Additionally, with respect to warrants issued in 2004 and 2005, please provide us with a detailed explanation for why you are using the exercise price per share of the warrants as a basis for value as opposed to a more appropriate measure such as the Black-Scholes valuation model or revise your document.

      Response: BigString has revised its financial statements by valuing the
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      shares issued to non-employees using the fair value of the consideration issued, which is more readily determinable. BigString has also revised its financial statements by valuing the warrants granted in 2004 and 2005 using the Black-Scholes valuation model.

8.    Comment: Related to your September 23, 2005 grant of warrants, please
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      explain how you could have concluded that "the exercise price of the warrants was equal to the fair value of the underlying shares of common stock at the time of issuance" for both sets of warrants when they have different exercise prices and that your proposed offering price of $0.48/share is substantially higher than the warrant exercise prices of $0.16/share and $0.20 share.

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

      Response: As set forth in our response to Comment 7 above, BigString has
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      revised its financial statements by valuing the warrants granted in 2004 and 2005, including the warrants granted to Shefts Associates on September 23, 2005, using the Black-Scholes valuation model. Consequently, BigString has removed all language in the financial statements which provided that "the exercise price of the warrants was equal to the fair value of the underlying shares of common stock at the time of issuance."

Details of the Exercise and Issuance of Warrants, pages II-10
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9.    Comment: We note that you are relying on the exemption from registration
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      provided by Section 4(2) of Regulation D in issuing the warrants to Shefts
      Associates, Inc. Please advise us why the filing of this registration statement did not constitute a general solicitation for the purposes of your private issuance of the warrants to Shefts Associates, Inc.

      Response: Based on the information provided below, we do believe the
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      filing of the registration statement on Form SB-2 constituted a general solicitation for the purposes of BigString's private issuance of warrants to Shefts Associates in reliance on Section 4(2).

      By way of background, Mark Shefts is a principal of Shefts Associates and, as set forth in our response to Comment 1, the warrants granted to Shefts Associates were issued as consideration for management and technology consulting services which are to be provided by Shefts Associates to BigString.

      The relationship between Mark Shefts and BigString extends no less than one month prior to the time in which BigString's registration statement on Form SB-2 was filed with the Commission on August 28, 2005. In late July, Mark Shefts and Darin Myman, President and Chief Executive Officer of BigString, were introduced to each other through mutual acquaintances who were also investors in BigString. In that meeting, BigString's operations were discussed and Mr. Shefts explained to Mr. Myman, based on his experience in technology, that he believed BigString's products and overall business had good prospects. Accordingly, on August 10, 2005, Shefts Family, LP, a partnership of which Mr. Shefts is a partner, purchased shares of BigString common stock in a private placement. As BigString continued to expand and enhance its business in the next several months, Mr. Myman sought Mr. Shefts professional services to the extent that he needed someone who understood technology and could assist in the continuing development of BigString's business and infrastructure. Ultimately, Shefts Associates, of which Mr. Shefts is a principal, was retained for that purpose. In connection with the provision of consulting services, Shefts Associates offered to reduce the hourly rate charged by Mr. Shefts and the other representatives of Shefts Associates in exchange for the above described warrants. In an effort to conserve cash, BigString agreed to grant warrants to Shefts Associates in lieu of additional cash consideration.

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

      We do not believe the initial filing of the Form SB-2 constitutes a general solicitation for the purposes of the private issuance of the warrants inasmuch as Mr. Shefts and BigString had a preexisting relationship which extended well prior to the issuance and filing of the Form SB-2. Mr. Shefts had already purchased shares of common stock for one of the entities which he controls well before the filing of the Form SB-2, and he based his decision to receive warrants for providing consulting services solely on his business relationship and personal contact with BigString. As such, because of the preexisting relationship between the parties, the filing of the SB-2 did not constitute a general solicitation and the 4(2) exemption should still be available to BigString.

Undertakings, page II-14
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10.   Comment: Please update your Item 512 undertakings in accordance with the
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      amendments to Item 512 of Regulation S-B that became effective as of
      December 1, 2005.

      Response: We have revised Part II to the Registration Statement in
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      accordance with the Staff's comments.

Exhibits
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11.   Comment: Please advise us why you supplied us with completely redacted
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      versions of Exhibits 10.24 - 10.30. Also, please note whether the most recent versions of these agreements are filed as Exhibits on EDGAR.

      Response: In providing the Staff with courtesy black lined copies of
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      amendment no. 2 to the registration statement, the Exhibit section was also black lined, which resulted in the Exhibits included with amendment no. 1 being mistakenly shown as redacted. The version of amendment no. 2 filed on EDGAR with the Commission does not reflect this mistake. Accordingly, the most recent version of the agreements included as Exhibits 10.24 - 10.30 of the registration statement are filed as Exhibits on EDGAR.


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